Spirit AeroSystems, Inc.
3801 South Oliver
Wichita, Kansas 67210
(316) 526-9000
November 24, 2009
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Spirit AeroSystems, Inc. Registration Statement on Form S-4 (File no. 333-163334)
Ladies and Gentlemen:
     This letter is being sent by Spirit AeroSystems, Inc. (the “Company”), the issuer of $300,000,000 aggregate principal amount of its 7 1/2% Senior Notes due 2017 (the “Original Notes”), and each of the guarantors of the Notes (as defined below) set forth on the signature pages hereto (the “Guarantors”, and together with the Company, the “Registrants”), in connection with the Registrants’ Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) the Original Notes for $300,000,000 aggregate principal amount of the Company’s 7 1/2% Senior Notes due 2017 which will be registered under the Securities Act (the “Exchange Notes”, and together with the Original Notes, the “Notes”). The Registrants represent as follows:
          1. The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the SEC (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993.
          2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.
          3. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.
          4. The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any affiliate of the Registrants to distribute the Exchange Notes.
          5. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives the Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

          6. The Registrants will require the exchange offeree to represent to the following additional provisions:
          (a) If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.
          (b) If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, Spirit AeroSystems, Inc.
By:	/s/ Jonathan A. Greenberg
	Name:	Jonathan A. Greenberg
	Title:	Sr. VP, General Counsel and Secretary

GUARANTORS: Spirit AeroSystems Holdings, Inc.
By:	/s/ Jonathan A. Greenberg
	Name:	Jonathan A. Greenberg
	Title:	Sr. VP, General Counsel and Secretary

Spirit AeroSystems Finance, Inc.
By:	/s/ Jonathan A. Greenberg
	Name:	Jonathan A. Greenberg
	Title:	Vice President and Secretary

Spirit AeroSystems International Holdings, Inc. Spirit AeroSystems Investco, LLC Spirit AeroSystems North Carolina, Inc. Spirit AeroSystems Operations International, Inc.
By:	/s/ Jonathan A. Greenberg
	Name:	Jonathan A. Greenberg
	Title:	Secretary